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DRAFT / PRIVILEGED / CONFIDENTIAL

September 20, 2019

VIA EDGAR Mail

Ms. Jennifer Gowetski

Mr. Joshua Lobert

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT V, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed August 30, 2019

File No. 024-11000

Dear Ms. Gowetski and Mr. Lobert:

This letter is submitted on behalf of Fundrise Growth eREIT V, LLC (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 17, 2019 (the “Comment Letter”), relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. Following review and acceptance by the Staff of the proposed additional disclosure discussed below, the Company will file Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which will include the additional disclosure

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Amendment No. 1 to Form 1-A filed August 30, 2019

General

1.	We note Section 15 of your subscription agreement includes a waiver of Section 18-305 rights by which investors waive their rights to request, review and obtain information relating to Fundrise. Please revise the disclosure in your offering statement to explain the intent of the provision and how it will operate, including exactly how it will work with the mandatory arbitration provision and whether it could impact investors' rights under the federal securities laws. In addition, please explain to us the scope of the “other information deemed to be confidential by Fundrise by Fundrise in its sole discretion.” Finally, please revise your offering statement and subscription agreement to address any uncertainty about enforceability and, to the extent the provision implicates rights under the federal securities laws and rules and regulations promulgated thereunder, state that investors cannot waive compliance with such rules and regulations.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and proposes to include in Amendment No. 2 (i) additional risk factor disclosure to address the Staff’s comment as set forth on Insert A attached, and (ii) related disclosure in the “How to Subscribe” section of the Offering Statement as set forth on Insert B attached.

In response to the portion of the Staff’s comment seeking information regarding the intent of the waiver of Section 18-305 rights, the Company respectfully submits that Delaware law permits shareholders in a Delaware limited liability company, such as the Company, to agree to waive their rights to access a company’s books and records, including shareholder lists. The Company believes it has the following legitimate concerns that caused it to determine to include the waiver provision in its Subscription Agreement and operating agreement.

Investor Privacy Concerns.

The Company respectfully advises the Staff that providing access to is books and record, including its shareholder list, would require it to disclose confidential information about its shareholders, including their personally identifiable information (“PII”). The need for this protective provision first became apparent to Fundrise when one of the eREITs it manages received a request by a shareholder who demanded the shareholder list of one of the eREITs for unspecified reasons, but who is a known principal of a company that conducts so called “mini-tender offers”. The shareholder had acquired a minimal amount of the Company’s shares and sought to use the Delaware statute to demand the shareholder list, and, if he had been able to acquire such list, could have potentially used it for any number of abusive actions towards such shareholders.

Given the Company’s and Sponsor’s innovative business model in which investors purchase shares directly from the Company (without going through a broker and holding the shares in “street name”), the Company’s investors are both the record and beneficial owners of the Company’s shares. As such, investor PII will necessarily include sensitive personal data, including investor names, home addresses, telephone numbers, e-mail addresses and information regarding an investor’s assets (e.g., the eREIT shares owned by such investor). Since this information is of a more personal and confidential nature than the shareholder information held by traditional public companies (whose non-institutional shareholders are almost exclusively anonymous through holding the shares in street name), the Company believes it has a duty to its future shareholders to protect their personal data from potentially malicious third-parties, and that its future shareholders, most of whom can be expected to have not been a recordholder of an investment in the past, have a reasonable expectation that their PII will not be disclosed simply as a result of having invested into an eREIT.

Competitive Concerns.

The Company respectfully advises the Staff that shareholder waiver of Section 18-305 rights is imperative to protect the Company’s business strategy and ongoing ability to attract investors to its offering. The Company’s shareholder list is of immense importance and value to the Company because this information allows the Company to engage such shareholders in a much more personal manner than traditional investments that are held in street name. Since investors who invest in the Company are arguably more likely to invest in other non-traditional investment offerings, the Company believes that disclosing such investor PII to a potentially malicious or copycat organization would be materially detrimental to its competitive position in the alternative investment landscape. If the Company’s shareholder list were to fall into the hands of a competitor platform as a result of one of their affiliates acquiring a minimum number of shares (as one such party may have tried to attempt in the recent past as described above), the Company’s very existence in the marketplace could be jeopardized. At a minimum, disclosure of investor PII is likely to weaken investor confidence that the Company will protect their PII in the future, and may make it more difficult for the Company to raise capital in its offering. Therefore, the Company believes the 18-305 waiver provision serves to address important competitive concerns.

Confidentiality Concerns.

The Company also respectfully advises the Staff that through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the waiver of Section 18-305 rights, and thus providing access to its books and records outside of its publicly filed disclosures places the Company at risk of disclosing material non-public information or the PII of its investors (as discussed above).

The Company further notes that it expects to follow the previous practice of other eREITs, and thus make copious amounts of additional, detailed disclosure about its assets and performance throughout the year, above and beyond what is required pursuant to Regulation A. For example, one of the other operational eREITs, the Fundrise Income eREIT II, LLC, has filed approximately forty-eight (48) disclosure updates on its operations on Forms 1-U and Forms 253G2 in calendar year 2019 alone.

Accordingly, the Company respectfully submits that essentially all of the information that could be lawfully obtained by an inspection of its books and records under Section 18-305 will already be available to investors through its public filings, and thus any further demand of inspection is more likely to result in harm to the Company and its future shareholders.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP

INSERT A

By purchasing shares in this offering, you are bound by the provisions contained in our subscription agreement and our operating agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our shareholders.

By purchasing shares in this offering, investors agree to be bound by the provisions contained in our subscription agreement and our operating agreement (each a “Waiver Provision” and collectively, the “Waiver Provisions”). Such Waiver Provisions limit the ability of our shareholders to make a request to review and obtain information relating to and maintained by the Company and Fundrise, including, but not limited to, names and contact information of our shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, and any other information deemed to be confidential by the Manager in its sole discretion. Furthermore, because the Waiver Provision is contained in our operating agreement, such Waiver Provision will also apply to any purchasers of shares in a secondary transaction.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of such Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. This could impede your ability to communicate with other shareholders, which, together with the effect of the Arbitrations Provisions, may impede your ability to bring or sustain claims against the Company.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Waiver.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

INSERT B

Waiver of Section 18-305 Rights

By purchasing shares in this offering, investors agree to be bound by the Waiver Provisions contained in our subscription agreement and our operating agreement. Such Waiver Provisions limit the ability of our shareholders to make a request to review and obtain information relating to and maintained by the Company and Fundrise, including, but not limited to, names and contact information of our shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, and any other information deemed to be confidential by the Manager in its sole discretion. Furthermore, because the Waiver Provision is contained in our operating agreement, such Waiver Provision will also apply to any purchasers of shares in a secondary transaction.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of such Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. This could impede your ability to communicate with other shareholders, which, together with the effect of the Arbitrations Provisions, may impede your ability to bring or sustain claims against the Company.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Waiver.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.